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August 18, 2010
Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

UPDATE FROM ROBERTSON PROPERTY DRILL PROGRAM

Coral Gold Resources Ltd. is pleased to announce that it will begin drilling 15 diamond drill (core) holes at its Robertson property in Crescent Valley, Nevada.

The program totaling 6700 feet will focus on the Gold Pan and Altenburg Hill Zones and represents the first phase of the core drilling program announced in Coral’s February 2 , 2010 News Release.  Drilling by Coral’s contractor Major Drilling is expected to start September 7, 2010 and should take six to eight weeks to complete.

Coral had announced initial results of 9 holes of this year’s RC drilling program of 12 holes at Triplett Gulch (see News Release dated July 07, 2010) the final 3 holes of this program will be released shortly.

The company has withdrawn its original application for drilling – the 2010 amendment to the Robertson Plan of Operations when the Bureau of Land Management indicated the Environmental Assessment of the Robertson property needed upgrading.  Coral immediately instructed SRK consulting to commence new environmental studies and various field programs such as investigation of endangered species habitats. (Currently Underway)

While the completion of the new comprehensive EA will delay the next phase of the drill program, Coral stands by its on-going commitment to sound environmental management.

Coral was incorporated in 1981 and continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project.  Through independent exploration and joint venture partnerships with Amax, and Placer Dome, Coral has established an inferred gold resource of 3.4 million ounces.  Ongoing work is aimed at increasing resources through exploration of near surface targets as well as deep drilling to evaluate the potential for Carlin-style deposits below the Roberts Mountain thrust fault.  The discovery in 2007 of strongly anomalous gold values in lower plate host rocks at Robertson has further reinforced this potential which includes a number of excellent untested geochemical and geophysical anomalies.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.